November 29, 2006


By facsimile to (786) 513-8522 and U.S. Mail


Mr. Howard W. Kelley
Chairman
American Access Technologies, Inc.
6670 Spring Lake Road
Keystone Heights, FL 32656

Re:	American Access Technologies, Inc.
	Revised Preliminary Proxy Statement on Schedule 14A
	Filed November 15, 2006
	Annual Report on Form 10-KSB for the fiscal year ended
December
31, 2005
	File No. 0-24575

Dear Mr. Kelley:

We reviewed the filings and have the comments below.

PreR14A

1. We note that American Access Technologies, Inc. or AATK did not file a redlined or marked version of the revised preliminary proxy statement as required by Item 310 of Regulation S-T. Please comply with the item`s requirement in future filings.

10-KSB

Item 8A.  Controls and Procedures

2. Refer to prior comments 3 and 4. You indicate in your response that "due to a typographical error..., the sentence which was meant to report the conclusion of such effectiveness, may be read to give the erroneous impression that there was simultaneously a material weakness and a conclusion that its internal control over financial reporting was effective." Please amend the 10-KSB to correct the "erroneous impression."
3. Refer to prior comment 5. You may state your conclusion while providing the complete definition of disclosure controls and procedures. Alternatively, you may state that your disclosure controls and procedures are or are not effective without providing any part of the definition of disclosure controls and procedures that is included in Rule 13a-15(e) under the Exchange Act. Please revise.

4. We are unable to concur with your response to prior comment 6 that
the disclosure is accurate.  As noted previously, you state "With the
exception of the material weakness noted above, there were no other
changes in our internal control over financial reporting during
2005
that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Thus, we reissue the comment for AATK to revise the disclosure to state clearly, if correct, that there were changes in AATK`s internal control over financial reporting that occurred during its fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, AATK`s internal control over financial reporting. See Item 308(c) of Regulation S-B.

Closing

	File an amendment to the 10-KSB in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter.
We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since AATK and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from AATK in which AATK acknowledges that:

* AATK is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.


* AATK may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that AATK provides us in our review of the filing or in response to our comments on the filing.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me, at (202) 551-3767.

Very truly yours,





   Jennifer R. Hardy
					     Legal Branch Chief

cc:	Joel Bernstein, Esq.
	2666 Tigertail Avenue, Suite 104
	Miami, FL 33133



Mr. Howard W. Kelley
November 29, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE